
02012151


SEC MAIL PROCESSING
RECEIVED
MAR 05 2002
WASH, D.C.
354
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2002

Korea Telecom Corp.


PROCESSED
MAR 19 2002
THOMSON
FINANCIAL

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Changes in the KT's Ownership Percentage in Subsidiary

We hereby inform you that Korea Telecom Corp. ("Korea Telecom" and NYSE symbol: KTC) 's Ownership Percentage in a Subsidiary has changed. Details are as follows:

1. Name of subsidiary: Korea Telecom Submarine Communications Inc.

2. Reason for change: dilution due to public offering of new shares

3. Date of change: February 15, 2002

4. Changes in KT's ownership percentage:

	Before	After
Number of outstanding shares of subsidiary	3,057,600	4,380,000
Number of shares owned by KT	1,617,000	1,617,000
KT's ownership percentage	52.9%	36.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 15, 2002

Korea Telecom Corp.



By: ______________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer